

May 19, 2011

<u>Via E-mail</u>

Anne H. Lloyd
Executive Vice President and Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re: Martin Marietta Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Consolidated Financial Statements

Notes to Financial Statements

Note I – Income Taxes, page 23

1.   We note your deferred tax asset related to inventories increased from $28.0 million at December 31, 2009 to $59.6 million at December 31, 2010. We also note your disclosure stating that deferred tax assets attributable to inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. With reference to the applicable accounting guidance, please provide us with a discussion of the causal factors underlying the increase in this deferred tax asset.

Management's Discussion & Analysis of Financial Condition & Results of Operations

Other Business Considerations, page 41

2.   Your disclosure states that you have entered into fixed-price supply contracts for coal and natural gas to help mitigate the risk from price fluctuations. Please describe the nature and terms of these fixed-price supply contracts. In addition, please tell us your considerations in determining whether these fixed-price supply contracts should be accounted for as derivative instruments. Refer to FASB ASC 815-10-15.

Financial Overview

Gross Profit, page 45

3.   We note that the gross margin for your Southeast Group decreased from 13.0% in 2009 to 6.9% in 2010 which is partially attributed to your water distribution network. We also note that you have stated that the development of water and rail distribution yards continues to be a key component of your strategic growth plan. Please expand your disclosure to provide additional quantified explanations for changes in your gross margins including the impact of your water distribution network.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

Grants of Plan-Based Awards, page 43

4.   It appears that your Grants of Plan-Based Awards Table is missing disclosure under column (l), with respect to the grant date fair values of various equity awards. Refer to Item 402(d)(2)(viii) and Instruction 8 to Item 402(d) of Regulation S-K. Please show us how you intend to comply with this comment in the future by providing us with draft disclosure based on information and data from 2010.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2010

Specialty Products Business page 10

5.   In this section of your filing we note your statement that management believes that its reserves of dolomitic limestone and brine are sufficient to permit production at the current operational levels for the foreseeable future. Please explain to us how management has made this determination. In addition, please tell us why you do not report reserves for dolomitic limestone and brine.

Aggregate Business page 28

6.   Please disclose the name of the individual responsible for your reserve estimates and the nature of their relationship with your Company as required by Section (B)(5)(2) of Industry Guide 7. Additionally, please tell us if your reserves are reviewed by an independent third party and, if so, the frequency of these reviews.

7.   Please report your proven and probable reserves separately as required by Section (A) of Industry Guide 7.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.
.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director